

October 6, 2011

Via E-mail
Mr. Igor Produn
President
Crown Marketing
25 Mountaire Court, Highland Avenue
London, UK NW9 OQA

> **Re:** **Crown Marketing**
> **Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-176776**

Dear Mr. Produn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement in the Plan of Distribution section that "[t]he selling stockholders will, and any broker,-broker dealer or agent that participates with the selling stockholders in the sale of the shares by them may be deemed an 'underwriter' within the meaning of the Securities Act." As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling shareholders is considered an underwriter. *See* SEC Release 33-8869 (2007). Accordingly, revise to identify all selling shareholders as underwriters in the registration statement and fix the offering price for the duration of the offering. Please also revise the disclosure in the prospectus stating that this is a resale prospectus.

2. It is unclear how the company effected the reverse merger. Please expand your discussion throughout your filing, where appropriate, to discuss the transaction. Further,

file as an exhibit the applicable merger agreement(s) and articles filed with the state of Wyoming pursuant to which the merger was effected.

Cover Page

3. On the cover page of the prospectus, where you state "we are registering 2,651,000 shares of common stock," please revise your discussion of the shares being registered for your selling shareholders to indicate the price at which the shares will be sold. Refer to Item 501 of Regulation S-K. The staff would not object to language stating: "The selling shareholders will sell at a price of [$x.xx (or a range)] per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." In addition, delete the table, footnote (1) and the first sentence of footnote (2) that appears after the risk factor cross-reference. Finally, add a sentence after the sentence referring to public sales commissions, to indicate that if anyone is paid commissions, a post-effective amendment will be filed naming those receiving the commission and the commission terms.

Prospectus Summary, page 4

4. Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations. In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.

Plan of Operation, page 7

General

5. Please revise to include a recent developments section, including a summary of your financial condition, results of operations and related discussions for the three month periods ended September 30, 2011 and September 30, 2010.

Business, page 8

General

6. Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K. Provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide more detailed information about your marketing, advertising and hiring plans.

7. Revise to provide a detailed description of the significant terms of the reverse merger. Describe the company's accounting for the transaction and quantify the impact it had on your stockholders' deficiency and earnings per share.

8.   As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing, including in "Business" and "Management's Discussion and Analysis." Please revise accordingly.

9.   Revise to include the information required by Item 101(h)(5) of regulation S-K.

Management

Executive Compensation, page 9

10.   You state that management is not receiving any compensation, yet your summary compensation table indicates Mr. Produn received $1,800 in 2011. Please reconcile these inconsistencies.

Selling Stockholders, page 12

11.   For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Pacific Coast Administrators.

12.   Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Description of Securities, page 14

13.   Please revise to include a description of your Class A Warrants.

Financial Statements, page 16

14.   Please refer to ASC 915 and revise these financial statements to address the presentation matters contained therein.

<u>Item 27. Exhibits and Financial Schedules, page II-2</u>

<u>General</u>

15.   We are unable to locate exhibits 3.2 and 21, as well as your lock-up agreements. Please advise or amend your filing.

<u>Exhibit 5, page II-2</u>

16.   We note that your legal counsel, Carlos Duque, Esq., is opining on the laws of the State of Wyoming. It does not appear Mr. Duque is licensed to practice Wyoming law. Please advise.

17.   We note further that the opinion states that the issued and outstanding common stock covered by the registration statement "if sold as described in the Registration Statement will be legally issued, fully paid and nonassessable." Since the shares are currently issued and outstanding, it appears that the opinion should be revised to reflect this. Please advise, and note that this comment does not apply to the aforementioned statement as it pertains to the unissued common shares underlying the unexercised warrants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Hugh West, Accounting Branch Chief, at (202) 551-3872. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney